UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For November 26, 2025

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

Results of Harmony’s 2025 Annual General Meeting
Johannesburg, Wednesday, 26 November 2025. Harmony Gold Mining Company Limited advises shareholders that, at Harmony’s electronic annual general meeting held today, the requisite majority of shareholders approved all the ordinary and special resolutions, as set out in the notice of annual general meeting dated 24 October 2025.

There were 636,798,966 ordinary shares and 6,866,103 preference shares in issue as at the date of the annual general meeting.

The voting results of the resolutions were as follows:

	Total shares voted			Total shares in issue
	For (%)	Against (%)	Number of shares voted	Voted (%)	Abstained (%)
Ordinary resolutions
1. Election of director – Beyers Nel	9,978%	22%	505,410,465	7,852%	7%
2. Election of director – Zanele Matlala	8,238%	1,762%	505,401,023	7,852%	8%
3. Election of director – Mametja Moshe	9,994%	6%	505,412,000	7,852%	7%
4. Election of director – Mangisi Gule	9,869%	131%	505,415,134	7,852%	7%
5. Election of director – Frans (“Faan”) Lombard	9,995%	5%	505,399,097	7,852%	8%
6. Re-election of director – Given Sibiya	9,961%	39%	505,415,296	7,852%	7%
7. Re-election of director – Martin Prinsloo	9,799%	201%	505,414,510	7,852%	7%
8. Re-election of director – Bongani Nqwababa	9,638%	362%	505,417,002	7,852%	7%
9. Election of audit and risk committee member – Zanele Matlala	8,238%	1,762%	505,735,402	7,857%	2%
10. Election of audit and risk committee member – Mametja Moshe	9,988%	12%	505,730,950	7,857%	2%
11. Election of audit and risk committee member – Faan Lombard	9,987%	13%	505,731,274	7,857%	2%
12. Re-election of audit and risk committee member – Given Sibiya	9,962%	38%	505,759,915	7,858%	2%

	Total shares voted			Total shares in issue
	For (%)	Against (%)	Number of shares voted	Voted (%)	Abstained (%)
Ordinary resolutions
13. Re-election of audit and risk committee member – Martin Prinsloo	9,815%	185%	505,741,929	7,857%	2%
14. Re-election of audit and risk committee member – Bongani Nqwababa	9,865%	135%	505,731,888	7,857%	2%
15. Election of social and ethics committee member – Zanele Matlala	8,320%	1,680%	505,385,779	7,852%	8%
16. Election of social and ethics committee member – Mametja Moshe	9,993%	7%	505,389,971	7,852%	8%
17. Election of social and ethics committee member – Given Sibiya	9,968%	32%	505,393,644	7,852%	8%
18. Election of social and ethics committee member – Dr Mavuso Msimang	9,756%	244%	504,460,389	7,837%	22%
19. Election of social and ethics committee member – Karabo Nondumo	9,712%	288%	505,394,443	7,852%	8%
20. Re-appointment of external auditors – Ernst & Young Inc.	9,990%	10%	505,777,806	7,858%	2%
21. Approval of the remuneration policy	9,309%	691%	505,702,462	7,857%	3%
22. Approval of the implementation report	7,947%	2,053%	505,663,512	7,856%	3%
23. General authority to issue shares for cash	9,651%	349%	505,748,988	7,857%	2%

Special resolutions
1. Approval of financial assistance	9,929%	71%	505,669,466	7,856%	3%
2. Pre-approval of non-executive directors’ remuneration	9,766%	234%	505,693,387	7,856%	3%

Shareholders are reminded of the SENS announcement dated 24 October 2025 regarding potential changes to board committees, contingent on the approval of today’s resolutions. As these resolutions have now been passed, those changes will take effect.

Ends.

For more details, contact:

Shela Mohatla
Executive: Group Company Secretary
+27 (0) 71 571 4249

Johannesburg, South Africa
26 November 2025

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: November 26, 2025	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director